UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Asta Funding, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

046220109
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,005,701
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,005,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,005,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 046220109

EXPLANATORY NOTE

This Amendment No. 6 (this “Amendment No. 6”) amends Items 2, 3, 4, 5(a)-(c), 6 and 7 to reflect changes to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 2, 2016, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 17, 2016, as amended by Amendment No. 2 to Schedule 13D filed with the SEC on March 22, 2016, as amended by Amendment No. 3 to Schedule 13D filed with the SEC on April 5, 2016, and as amended by Amendment No. 4 to Schedule 13D filed with the SEC on April 15, 2016, as amended by Amendment No. 5 to Schedule 13D filed with the SEC on April 28, 2016 (as so amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On April 26, 2016, the Reporting Persons announced the termination of the Offer. As a result, MPF InvestCo 4, whose sole purpose was to consummate the Offer, is no longer a member of the Section 13(d) group and has ceased to be a Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The 4,005,701 Shares directly owned by Mangrove Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B annexed hereto (“Schedule B”). The aggregate purchase price of the 4,005,701 Shares directly owned by Mangrove Master Fund is approximately $37,170,801, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

The Reporting Persons continue to try engage the Issuer in discussions with respect to Board representation for the Reporting Persons. The Issuer continues to be unwilling to engage in any meaningful discussions with the Reporting Persons. If the Issuer continues to hold this position, remains unwilling to voluntarily provide the Reporting Persons with Board representation or provide the Reporting Persons with Board representation the Reporting Persons’ deem satisfactory, the Reporting Persons reserve any and all rights to seek the representation we deem appropriate, which may include replacing any or all of the current directors.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,020,708 Shares outstanding, as of May 5, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2016.

CUSIP NO. 046220109

A.	Mangrove Master Fund

(a)	As of the close of business on the date hereof, Mangrove Master Fund directly owned 4,005,701 Shares.

Percentage: Approximately 33.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,005,701
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,005,701

(c)	The transactions in the Shares by Mangrove Master Fund during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

B.	Mangrove Fund

(a)
As of the close of business on the date hereof, Mangrove Fund, as a controlling shareholder of Mangrove Master Fund, may be deemed to beneficially own the 4,005,701 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 33.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,005,701
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,005,701

(c)	Mangrove Fund has not entered into any transactions in the Shares during the past sixty (60) days.

C.	Mangrove Fund Cayman

(a)
As of the close of business on the date hereof, Mangrove Fund Cayman, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 4,005,701 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 33.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,005,701
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,005,701

(c)	Mangrove Fund Cayman has not entered into any transactions in the Shares during the past sixty (60) days.

CUSIP NO. 046220109

D.	Mangrove Partners

(a)
As of the close of business on the date hereof, Mangrove Partners, as the investment manager of each of Mangrove Master Fund, Mangrove Fund and Mangrove Fund Cayman, may be deemed to beneficially own the 4,005,701 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 33.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,005,701
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,005,701

(c)	Mangrove Partners has not entered into any transactions in the Shares during the past sixty (60) days.

E.	Mangrove Capital

(a)	As of the close of business on the date hereof, Mangrove Capital, as the general partner of Mangrove Fund, may be deemed to beneficially own the 4,005,701Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 33.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,005,701
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,005,701

(c)	Mangrove Capital has not entered into any transactions in the Shares during the past sixty (60) days.

F.	Nathaniel August

(a)
As of the close of business on the date hereof, Mr. August did not directly own any Shares. As a director of each of Mangrove Partners and Mangrove Capital, Mr. August may be deemed to beneficially own the 4,005,701 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 33.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,005,701
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,005,701

(c)	Mr. August has not entered into any transactions in the Shares during the past sixty (60) days.

CUSIP NO. 046220109

As of the close of business on the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 4,005,701 Shares, constituting approximately 33.3% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

On May 12, 2016, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.9       Joint Filing Agreement, dated May 12, 2016, by and among the Reporting Persons.

CUSIP NO. 046220109
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2016

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

CUSIP NO. 046220109

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

CUSIP NO. 046220109

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

THE MANGROVE PARTNERS MASTER FUND, LTD

884,274	10.35	5/11/2016
1,000,219	10.34	5/11/2016
9,288	10.34	5/12/2016
9,493	10.25	5/12/2016